UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. ___)

                                   HOECHST AG
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                 CINS: D33191103
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                                 (CUSIP number)

                                  APRIL 9, 1999
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             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

---------------------------------
   CUSIP No. CINS: D33191103                   13G
---------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    8,094,272*
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      21,155,913
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      8,094,272*
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      22,734,216
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,828,488*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------
--------------------------------
* Includes shares held in short-term trading accounts which may be deemed "beneficially owned" but are not considered part of the Reporting Person's proprietary holdings under German reporting procedures.

ITEM 1(A).     NAME OF ISSUER:

               Hoechst AG (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the Issuer's principal executive offices is Brueningstrasse 50, 65926 Frankfurt, Germany.

ITEM 2(A).     NAME OF PERSON FILING:

               This statement is filed on behalf of Deutsche Bank AG ("DBAG") (the "Reporting Person").

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

ITEM 2(C).     CITIZENSHIP:

               The citizenship of the Reporting Person is set forth on the applicable cover page.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               The title of the securities is common stock (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER:

               The CUSIP number of the Common Stock is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) |_|  Broker or dealer registered under section 15 of the Act;

               (b) |_|  Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e) |_|  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f) |_|  An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) |_|  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

               (j) |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

ITEM 4.        OWNERSHIP.

               (a)  AMOUNT BENEFICIALLY OWNED:

                    The Reporting  Person owns the amount of the Common Stock as set forth on the applicable cover page.

               (b)  PERCENT OF CLASS:

                    The  Reporting  Person owns the  percentage  of the Ordinary
               Shares as set forth on the applicable cover page.

               (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         The  Reporting  Person  has the  sole  power to vote or
                    direct the vote of the Common Stock as set forth on the applicable cover page.

                   (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         The  Reporting  Person has the shared  power to vote or
                    direct the vote of the Common Stock as set forth on the applicable cover page.

                  (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                         The  Reporting  Person has the sole power to dispose or
                    direct the disposition of the Common Stock as set forth on the applicable cover page.

                   (iv)  SHARED POWER  TO DISPOSE  OR TO  DIRECT THE DISPOSITION
                         OF:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Common Stock as set forth on the applicable cover page.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Investment management clients of the Reporting Person have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

ITEM 7.        IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               The following subsidiaries of DBAG which hold Common Stock included in the figure on the cover pages: Morgan Grenfell Investment Management Limited, Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Tokai Morgan Grenfell International Fund Management Limited, Morgan Grenfell Trust Managers Limited, Morgan Grenfell Unit Trust Managers Limited, Deutsche Gesellschaft fuer Wertpapiersparen mbH, Deutsche Fund Management Inc., Deutsche Vermoegensbildungsgesellschaft mbH, Deutsche Bank Investment Management S.A., DWS (Austria) Investmentgesellschaft mbH, Finanza & Futuro S.p.A., DWS Investment (Schweiz) AG, Deustche Bank Fonds S.A., Deutsche Morgan Grenfell (C.I.) Ltd., Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Asset Management International GmbH, Deutscher Herold Allg. Vers.-AG der Deutschen Bank, Deutscher Herold Lebensvers.-AG der Deutschen Bank, Bonnfinanz AG fuer Vermoegensberatung und Vermittlung, Deutsche Morgan Grenfell Group plc., Morgan Grenfell & Co. Ltd., DB Luxembourg S.A., and DB (Suisse) S.A.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999



                                                          DEUTSCHE BANK AG



                                            By:/s/ Dieter Eisele
                                               --------------------------------
                                               Name:   Dr. Dieter Eisele
                                               Title:  Group Head of Compliance



                                            By:/s/ Rainer Grimberg
                                               --------------------------------
                                               Name:   Dr. Rainer Grimberg
                                               Title:  Vice President